SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

--------------------------------------------------------------------------------

In the Matter of
                                                CERTIFICATE
New Century Energies, Inc.
                                                     OF
File No.  70-9007
                                                NOTIFICATION
(Public Utility Holding Company
Act of 1935)

--------------------------------------------------------------------------------



      This Certificate of Notification is filed by New Century Energies, Inc. ("NCE"), a Delaware corporation, pursuant to Rule 24. Such filing is made pursuant to NCE's Form U-1 Application-Declaration, as amended (the "Application-Declaration"), and the orders of the Securities and Exchange Commission (the "Commission") dated August 1, 1997 (HCAR No. 26750) (the "Order") and May 14, 1998 (HCAR No. 26872) in the above-referenced file. The Order directed that NCE file with the Commission certificates pursuant to Rule 24 on a quarterly basis within 60 days from the end of the first three quarters and within 90 days from the end of the last calendar quarter. As such, this certificate reports transactions from April 1, 1998 through June 30, 1998 (the "Second Quarter").

1.)   NCE common stock - New Issue None.

2.) NCE common stock - dividend reinvestment plan and employee benefit plans NCE issued 203,765 shares under its dividend reinvestment plan and 48,623 shares under its employee benefit plans.

3.)   Guarantees issued
      The following guarantees were issued during the second quarter of 1998.

Guarantor      Benefiting          Amount         Matures     Purpose
               Subsidiary
-------------------------------------------------------------------------------
e prime, inc.  Texas Ohio Gas,     $ 2,000,000    5/1/99      Energy purchases
               Inc.

e prime, inc.  Texas Ohio Gas,     $ 2,500,000    6/30/98     Energy purchases
               Inc.

NCE            e prime, inc.       $   500,000    Continuing  Energy purchases
NCE            e prime, inc.       $   750,000    6/30/99     Energy purchases

NCE            e prime, inc.       $ 2,500,000    6/30/99     Energy purchases
                                                              and financial
                                                              contracts
NCE            e prime, inc.       $   750,000    6/30/99     Energy purchases
                                                              and financial
                                                              contracts
NCE            e prime, inc.       $ 1,000,000    7/30/99     Energy purchases
                                                              and financial
                                                              contracts
NCE            e prime, inc.       $ 3,000,000    6/30/99     Energy purchases
                                                              and financial
                                                              contracts
NCE            Quixx Corporation   $88,400,000    Const.      Performance/
                                                  completion  Payment
                                                              Guarantee
NCE            Planergy, Inc.      $    50,000    Open        Performance
                                                              Guarantee


4.)   Short term debt issued
      NCE issues and repays short term debt on an on-going basis. As of June 30, 1998 NCE had $59,000,000 in short term debt outstanding at a weighted average cost of 5.82% and maturities ranging from July 20, 1998 to July 27, 1998.



5.) Financings consummated by any Utility Subsidiary not exempt under Rule 52 On an on-going basis Cheyenne Light Fuel and Power Company (Cheyenne) issues and repays short-term debt to NCE. As of June 30, 1998 Cheyenne had $12,000,000 in short-term debt outstanding at a weighted average cost of 5.82%.




6.) Financings consummated by any Nonutility Subsidiary not exempt under Rule 52

      Certain inter-company notes are issued and repaid on an on-going basis. As of June 30, 1998 the following such inter-company notes were outstanding:

                                        Amount                      Interest
Lender           Borrower               Outstanding    Maturity       Rate
---------------------------------------------------------------------------
NCE              e prime, inc.          $13,500,000    7-1-1998       5.82%

NC Enterprises,  New Century
Inc.             International, Inc.    $   450,000    7-1-1998       5.82%

                 New Century
NCE              Services, Inc.         $42,100,000    7-1-1998       5.82%

                 Natural Fuels
NCE              Corporation            $ 2,000,000    7-1-1998       5.82%

e prime, inc.    Texas-Ohio Gas, Inc.   $10,000,000    7-1-1998       5.82%


      Other outstanding inter-company notes:

                                        Amount                      Interest
Lender           Borrower               Outstanding    Maturity       Rate
----------------------------------------------------------------------------
NC Enterprises,  Planergy, Inc.         $ 1,393,246    7-1-1998       5.88%
Inc.

Utility
Engineering      Precision Resource
Corporation      Company                $   750,000    1-15-2008      5.50%

Utility
Engineering      Universal Utility
Corporation      Services Company       $   500,000    10-8-1998      5.50%

Quixx            New Century                                          Libor
Corporation      International, Inc.    $11,955,696    12-8-2002      +.75%

7.) Forms U-6B-2 filed with the Commission

Filing Entity                      Date Filed   Securities Issued
--------------------------------------------------------------------------
Public Service Company of Colorado 4-28-1998    First Collateral Trust
                                                Bonds
Public Service Company of Colorado 5-21-1998    Trust Preferred
                                                Securities
Borger Funding Corportion          6-19-1998    Borger Funding
                                                Corporation common stock
Borger Energy Associates, L.P.     6-19-1998    First mortgage bonds
Borger Funding Corporation         6-19-1998    First mortgage bonds
American Electric Power Company,   8-6-1998     Trust Securities,
Inc. (also on behalf of NCE)                    debentures

8.)   Financing Entities
      Borger Funding Corporation:
      Borger Funding Corporation, a wholly owned subsidiary of Borger Energy Associates, L.P., was incorporated in the State of Delaware on April 6, 1998. Borger Funding Corporation exists solely for the purpose of being a co-issuer of first mortgage bonds. Borger Funding Corporation's financings were reported on two Form U-6B-2's filed this quarter.

      Yorkshire Capital Trust I:
      Described in U-6B-2 filed by American Electric Power Company, Inc. on August 6, 1998.

9.)   Balance Sheets
      The consolidated balance sheet of NCE as of June 30, 1998 is incorporated by reference. Such balance sheet was filed with NCE's Form 10-Q for June 30, 1998 (file number 1-12927).

      The following balance sheets as of June 30, 1998 are attached as:
Exhibit 1-1 Cheyenne Light Fuel and Power Company
Exhibit 1-2 New Century Services
Exhibit 1-3 New Century Enterprises, Inc. and Subsidiaries
Exhibit 1-4 New Century Enterprises, Inc. - Stand Alone
Exhibit 1-5 New Century International, Inc.
Exhibit 1-6 Natural Fuels Corporation
Exhibit 1-7 e prime, inc. and subsidiaries
Exhibit 1-8 e prime, inc. - Stand Alone
Exhibit 1-9 Texas-Ohio Gas, Inc.
Exhibit 1-10 Quixx Corporation and Subsidiaries
Exhibit 1-11 Quixx  Corporation  - Stand Alone
Exhibit 1-12 Precision  Resource Company
Exhibit 1-13 Utility  Engineering  Corporation and Subsidiaries
Exhibit 1-14 Utility  Engineering  Corporation  - Stand Alone
Exhibit 1-15 Universal Utility Services
Exhibit 1-16 Planergy, Inc.

10.)  Registration Statements
      None

                                          New Century Energies, Inc.


      Dated:  September 21, 1998          By: /s/  James D. Steinhilper
                                              -------------------------
                                                   James D. Steinhilper
                                                   Treasurer

                                                                     Exhibit 1-1

                 CHEYENNE LIGHT FUEL AND POWER COMPANY
                       UNAUDITED BALANCE SHEET
                       (Thousands of Dollars)
                           June 30, 1998


                         ASSETS

Property, plant and equipment, at cost:                                  98,647
      Less:  accumulated depreciation                                   (31,640)
                                                                        -------
        Total property, plant and equipment                              67,007
                                                                        -------

Investments, at cost:                                                        11
                                                                        -------

Current assets:
      Cash and temporary cash investments                                   889
      Accounts receivable                                                 3,001
      Accrued unbilled revenues                                             824
      Recoverable purchased gas and electric energy costs - net           1,884
      Materials and supplies, at average cost                               741
      Gas in underground storage, at cost (LIFO)                            496
      Prepaid expenses and other                                           (207)
                                                                        -------
        Total current assets                                              7,628
                                                                        -------

Deferred charges:
      Regulatory assets                                                     516
      Unamortized debt expense                                              626
      Other                                                                 494
                                                                        -------
        Total deferred charges                                            1,636
                                                                        -------

      Total assets                                                       76,282
                                                                        =======


                CAPITAL AND LIABILITIES

Common stock                                                              3,000
Retained earnings (deficit)                                              18,078
                                                                        -------
      Total common equity                                                21,078
Long-term debt                                                           29,000
                                                                        -------
      Total capital                                                      50,078
                                                                        -------

Noncurrent liabilities                                                      983

Current liabilities:
      Notes payable and commercial paper                                 12,000
      Accounts payable                                                    4,286
      Customers' deposits                                                   291
      Accrued taxes                                                          23
      Accrued interest                                                      396
      Current portion of accumulated deferred income taxes                  353
      Other                                                                 734
                                                                        -------
        Total current liabilities                                        18,083
                                                                        -------

Deferred credits:
      Customers' advances for construction                                  845
      Unamortized investment tax credits                                  1,285
      Accumulated deferred income taxes                                   4,967
      Other                                                                  41
                                                                        -------
        Total deferred credits                                            7,138
                                                                        -------

      Total capital & liabilities                                        76,282
                                                                        =======

                                                                     Exhibit 1-2

                           NEW CENTURY SERVICES
                      UNAUDITED CONSOLIDATED BALANCE SHEET
                          (Thousands of Dollars)
                              June 30, 1998


                         ASSETS

Property, plant and equipment, at cost:                                      (8)
                                                                        -------

Current assets:
       Cash and temporary cash investments                               14,141
       Accounts receivable                                               34,634
       Prepaid expenses and other                                        16,222
                                                                        -------
         Total current assets                                            64,997
                                                                        -------

Deferred charges:                                                           214
                                                                        -------

       Total assets                                                      65,203
                                                                        =======


                 CAPITAL AND LIABILITIES

Common stock                                                                  1
Retained earnings (deficit)                                                  59
                                                                        -------
       Total capital                                                         60
                                                                        -------

Noncurrent liabilities                                                    3,159
                                                                        -------

Current liabilities:
       Notes payable and commercial paper                                42,100
       Accounts payable                                                   9,580
       Accrued taxes                                                     (2,236)
       Other                                                              8,430
                                                                        -------
         Total current liabilities                                       57,874
                                                                        -------

Deferred credits:
       Accumulated deferred income taxes                                  2,054
       Other                                                              2,056
                                                                        -------
         Total deferred credits                                           4,110
                                                                        -------

       Total capital & liabilities                                       65,203
                                                                        =======

                                                                     Exhibit 1-3

              NEW CENTURY ENTERPRISES, INC. AND SUBSIDIARIES
                   UNAUDITED CONSOLIDATED BALANCE SHEET
                         (Thousands of Dollars)
                             June 30, 1998


                         ASSETS

Property, plant and equipment, at cost:                                  51,330
       Less:  accumulated depreciation                                  (20,521)
                                                                       --------
         Total property, plant and equipment                             30,809
                                                                       --------

Investments, at cost:
       Investment in unconsolidated subsidiaries                        291,546
       Other                                                             36,521
                                                                       --------
         Total investments                                              328,067
                                                                       --------

Current assets:
       Cash and temporary cash investments                               59,052
       Accounts receivable                                               74,462
       Notes receivable from associated companies                         9,000
       Materials and supplies                                             4,009
       Prepaid expenses and other                                        11,376
                                                                       --------
         Total current assets                                           157,899
                                                                       --------

Deferred charges:                                                        38,475
                                                                       --------

       Total assets                                                     555,250
                                                                       ========


                CAPITAL AND LIABILITIES

Common stock                                                             31,366
Retained earnings (deficit)                                             (15,191)
                                                                       --------
       Total common equity                                               16,175
Long-term debt                                                            3,802
Notes payable to associated companies                                   411,657
                                                                       --------
       Total capital                                                    431,634
                                                                       --------

Noncurrent liabilities                                                      100

Current liabilities:
       Notes payable and commercial paper                                30,693
       Long-term debt due within one year                                   567
       Accounts payable                                                  39,573
       Accounts payable - associated companies                           20,622
       Customers' deposits                                                  364
       Current portion of accumulated deferred income taxes                 (28)
       Other                                                             13,031
                                                                       --------
         Total current liabilities                                      104,822
                                                                       --------

Deferred credits:
       Accumulated deferred income taxes                                 16,469
       Other                                                              2,225
                                                                       --------
         Total deferred credits                                          18,694
                                                                       --------

       Total capital & liabilities                                      555,250
                                                                       ========

                                                                     Exhibit 1-4

                      NEW CENTURY ENTERPRISES, INC.
                 UNAUDITED BALANCE SHEET - STAND ALONE
                        (Thousands of Dollars)
                             June 30, 1998


                         ASSETS

Investments, at cost:                                                   451,174

Current assets:
       Cash and temporary cash investments                                2,489
       Accounts receivable                                                1,394
       Prepaid expenses and other                                           450
                                                                       --------
         Total current assets                                             4,333
                                                                       --------

Deferred charges                                                          1,540
                                                                       --------

       Total assets                                                     457,047
                                                                       ========


                 CAPITAL AND LIABILITIES

Common stock                                                             31,366
Retained earnings (deficit)                                             (15,191)
                                                                       --------
       Total common equity                                               16,175
Notes payable to associated companies                                   411,657
                                                                       --------
       Total capital                                                    427,832
                                                                       --------

Current liabilities:
       Notes payable and commercial paper                                15,194
       Accounts payable                                                  14,507
       Accrued taxes                                                       (486)
                                                                       --------
         Total current liabilities                                       29,215
                                                                       --------

       Total capital & liabilities                                      457,047
                                                                       ========

                                                                     Exhibit 1-5

                         NEW CENTURY INTERNATIONAL, INC.
                   UNAUDITED CONSOLIDATED BALANCE SHEET
                          (Thousands of Dollars)
                              June 30, 1998


                         ASSETS

Investments, at cost:
       Investment in unconsolidated subsidiaries                        282,739
       Other                                                             14,427
                                                                       --------
         Total investments                                              297,166
                                                                       --------

Current assets:
       Cash and temporary cash investments                                    5
       Accounts receivable                                                1,097
                                                                       --------
         Total current assets                                             1,102
                                                                       --------

Deferred charges:                                                           280
                                                                       --------

       Total assets                                                     298,548
                                                                       ========


                CAPITAL AND LIABILITIES

Common stock                                                            364,441
Retained earnings (deficit)                                             (77,780)
                                                                       --------
       Total capital                                                    286,661

Current liabilities:
       Notes payable and commercial paper                                12,405
       Accounts payable                                                   2,475
       Accrued taxes                                                     (2,993)
                                                                       --------
         Total current liabilities                                       11,887
                                                                       --------

       Total capital & liabilities                                      298,548
                                                                       ========

                                                                     Exhibit 1-6

                                  NATURAL FUELS
                      UNAUDITED CONSOLIDATED BALANCE SHEETS
                         (Thousands of Dollars)
                             June 30, 1998


                         ASSETS

Property, plant and equipment, at cost:                                   5,941
       Less:  accumulated depreciation                                   (1,931)
                                                                        -------
         Total property, plant and equipment                              4,010
                                                                        -------

Investments, at cost:                                                       523
                                                                        -------

Current assets:
       Cash and temporary cash investments                                  400
       Accounts receivable                                                3,757
       Materials and supplies                                             1,524
       Prepaid expenses and other                                            30
                                                                        -------
         Total current assets                                             5,711
                                                                        -------

Deferred charges:                                                            22
                                                                        -------

       Total assets                                                      10,266
                                                                        =======


                CAPITAL AND LIABILITIES

Common stock                                                             15,680
Retained earnings (deficit)                                             (10,999)
                                                                        -------
       Total common equity                                                4,681
Long-term debt                                                                7
                                                                        -------
       Total capital                                                      4,688
                                                                        -------

Current liabilities:
       Notes payable and commercial paper                                 2,000
       Long-term debt due within one year                                    30
       Accounts payable                                                   1,744
       Current portion of accumulated deferred income taxes                 (28)
       Other                                                                696
                                                                        -------
         Total current liabilities                                        4,442
                                                                        -------

Deferred credits:
       Accumulated deferred income taxes                                    780
       Other                                                                356
                                                                        -------
         Total deferred credits                                           1,136
                                                                        -------

       Total capital & liabilities                                       10,266
                                                                        =======


       Note that the amounts reflect May 31, 1998 balances which are included in the June 30, 1998 consolidation as Natural Fuels operates on a one month lag.

                                                                     Exhibit 1-7

                         E PRIME, INC. AND SUBSIDIARIES
                      UNAUDITED CONSOLIDATED BALANCE SHEETS
                             (Thousands of Dollars)
                                  June 30, 1998


                         ASSETS

Property, plant and equipment, at cost:                                   4,548
       Less:  accumulated depreciation                                     (852)
                                                                        -------
         Total property, plant and equipment                              3,696
                                                                        -------

Investments, at cost:
       Investment in unconsolidated subsidiaries                          8,806
       Other                                                                961
                                                                        -------
         Total investments                                                9,767
                                                                        -------

Current assets:
       Cash and temporary cash investments                                7,529
       Accounts receivable                                               39,376
       Materials and supplies                                               936
       Prepaid expenses and other                                           184
                                                                        -------
         Total current assets                                            48,025
                                                                        -------

                                                                        -------
Deferred charges                                                         13,668
                                                                        -------

       Total assets                                                      75,156
                                                                        =======


                CAPITAL AND LIABILITIES

Common stock                                                             27,199
Retained earnings (deficit)                                              (6,734)
                                                                        -------
       Total common equity                                               20,465
Long-term debt                                                              128
                                                                        -------
       Total capital                                                     20,593
                                                                        -------

Current liabilities:
       Notes payable and commercial paper                                13,500
       Long-term debt due within one year                                   102
       Accounts payable                                                  33,128
       Customers' deposits                                                  353
       Accrued taxes                                                        326
       Other                                                              1,336
                                                                        -------
         Total current liabilities                                       48,745
                                                                        -------

Deferred credits:
       Accumulated deferred income taxes                                  5,818
                                                                        -------
         Total deferred credits                                           5,818
                                                                        -------

       Total capital & liabilities                                       75,156
                                                                        =======

                                                                     Exhibit 1-8

                                  E PRIME, INC.
                      UNAUDITED BALANCE SHEET - STAND ALONE
                          (Thousands of Dollars)
                              June 30, 1998


                         ASSETS

Property, plant and equipment, at cost:                                   1,561
       Less:  accumulated depreciation                                     (486)
                                                                        -------
         Total property, plant and equipment                              1,075
                                                                        -------

Investments, at cost:
       Investment in unconsolidated subsidiaries                         18,549
       Other                                                                961
                                                                        -------
         Total investments                                               19,510
                                                                        -------

Current assets:
       Cash and temporary cash investments                                4,661
       Accounts receivable                                               27,498
       Prepaid expenses and other                                        10,160
                                                                        -------
         Total current assets                                            42,319
                                                                        -------

Deferred charges                                                            209
                                                                        -------

       Total assets                                                      63,113
                                                                        =======


                CAPITAL AND LIABILITIES

Common stock                                                             27,199
Retained earnings (deficit)                                              (6,734)
                                                                        -------
       Total common equity                                               20,465
Long-term debt                                                              128
                                                                        -------
       Total capital                                                     20,593
                                                                        -------

Current liabilities:
       Notes payable and commercial paper                                13,500
       Long-term debt due within one year                                   102
       Accounts payable                                                  28,357
       Accrued taxes                                                        413
       Other                                                                133
                                                                        -------
         Total current liabilities                                       42,505
                                                                        -------

Deferred credits                                                             15
                                                                        -------

       Total capital & liabilities                                       63,113
                                                                        =======

                                                                     Exhibit 1-9

                              TEXAS OHIO GAS, INC.
                      UNAUDITED CONSOLIDATED BALANCE SHEETS
                          (Thousands of Dollars)
                              June 30, 1998


                         ASSETS

Property, plant and equipment, at cost:                                     880
       Less:  accumulated depreciation                                     (114)
                                                                        -------
         Total property, plant and equipment                                766
                                                                        -------

Current assets:
       Cash and temporary cash investments                                2,801
       Accounts receivable                                               16,446
       Materials and supplies                                               936
       Prepaid expenses and other                                            25
                                                                        -------
         Total current assets                                            20,208
                                                                        -------

Deferred charges                                                         12,939
                                                                        -------

       Total assets                                                      33,913
                                                                        =======


                CAPITAL AND LIABILITIES

Common stock                                                             11,388
Retained earnings (deficit)                                              (5,566)
                                                                        -------
       Total capital                                                      5,822
                                                                        -------

Current liabilities:
       Notes payable and commercial paper                                10,000
       Accounts payable                                                  12,176
       Customers' deposits                                                  353
       Accrued taxes                                                       (109)
       Other                                                              1,203
                                                                        -------
         Total current liabilities                                       23,623
                                                                        -------

Deferred credits                                                          4,468
                                                                        -------

       Total capital & liabilities                                       33,913
                                                                        =======

                                                                    Exhibit 1-10

                       QUIXX CORPORATION AND SUBSIDIARIES
                      UNAUDITED CONSOLIDATED BALANCE SHEET
                             (Thousands of Dollars)
                                  June 30, 1998


                         ASSETS

Property, plant and equipment, at cost:                                  25,272
       Less:  accumulated depreciation                                  (12,321)
                                                                        -------
         Total property, plant and equipment                             12,951
                                                                        -------

Investments, at cost:                                                    19,750
                                                                        -------

Current assets:
       Cash and temporary cash investments                               21,103
       Accounts receivable                                               20,150
       Materials and supplies, at average cost                              438
       Prepaid expenses and other                                        12,110
                                                                        -------
         Total current assets                                            53,801
                                                                        -------

Deferred charges                                                            470
                                                                        -------

       Total assets                                                      86,972
                                                                        =======


                CAPITAL AND LIABILITIES

Common stock                                                             84,718
Retained earnings (deficit)                                              (3,134)
                                                                        -------
       Total capital                                                     81,584
                                                                        -------

Noncurrent liabilities                                                       35

Current liabilities:
       Accounts payable                                                   3,016
       Accrued taxes                                                     (2,215)
       Other                                                              3,247
                                                                        -------
         Total current liabilities                                        4,048
                                                                        -------

Deferred credits:
       Accumulated deferred income taxes                                  1,171
       Other                                                                134
                                                                        -------
         Total deferred credits                                           1,305
                                                                        -------

       Total capital & liabilities                                       86,972
                                                                        =======

                                                                    Exhibit 1-11

                                QUIXX CORPORATION
                      UNAUDITED BALANCE SHEET - STAND ALONE
                             (Thousands of Dollars)
                                  June 30, 1998


                         ASSETS

Property, plant and equipment, at cost:                                   4,446
       Less:  accumulated depreciation                                   (1,495)
                                                                        -------
         Total property, plant and equipment                              2,951
                                                                        -------

Investments, at cost:
       Investment inunconsolidated subsidiaries (Note 4)                 13,646
       Other                                                             19,725
                                                                        -------
         Total investments                                               33,371
                                                                        -------

Current assets:
       Cash and temporary cash investments                               20,474
       Accounts receivable                                               20,044
       Materials and supplies, at average cost                              399
       Prepaid expenses and other                                        12,351
                                                                        -------
         Total current assets                                            53,268
                                                                        -------

Deferred charges                                                            464
                                                                        -------

       Total assets                                                      90,054
                                                                        =======


                CAPITAL AND LIABILITIES

Common stock                                                             84,718
Retained earnings (deficit)                                              (3,134)
                                                                        -------
       Total capital                                                     81,584
                                                                        -------

Noncurrent liabilities                                                       35

Current liabilities:
       Accounts payable                                                   2,914
       Accrued taxes                                                      1,273
       Other                                                              3,071
                                                                        -------
         Total current liabilities                                        7,258
                                                                        -------

Deferred credits:
       Accumulated deferred income taxes                                  1,177
                                                                        -------
         Total deferred credits                                           1,177
                                                                        -------

       Total capital & liabilities                                       90,054
                                                                        =======

                                                                    Exhibit 1-12

                           PRECISION RESOURCE COMPANY
                             UNAUDITED BALANCE SHEET
                             (Thousands of Dollars)
                                  June 30, 1998


                         ASSETS

Property, plant and equipment, at cost:                                       8
       Less:  accumulated depreciation                                       (2)
                                                                           ----
         Total property, plant and equipment                                  6
                                                                           ----

Current assets:
       Cash and temporary cash investments                                  446
       Accounts receivable                                                  491
       Prepaid expenses and other                                            14
                                                                           ----
         Total current assets                                               951
                                                                           ----

       Total assets                                                         957
                                                                           ====


                CAPITAL AND LIABILITIES

Common stock                                                                  1
Retained earnings (deficit)                                                 226
                                                                           ----
       Total capital                                                        227
                                                                           ----

Current liabilities:
       Notes payable and commercial paper                                   579
       Accounts payable                                                      55
       Accrued taxes                                                        116
       Other                                                                 11
                                                                           ----
         Total current liabilities                                          761
                                                                           ----

Deferred credits:
       Accumulated deferred income taxes                                    (31)
                                                                           ----
         Total deferred credits                                             (31)
                                                                           ----

       Total capital & liabilities                                          957
                                                                           ====

                                                                    Exhibit 1-13

               UTILITY ENGINEERING CORPORATION AND SUBSIDIARIES
                      UNAUDITED CONSOLIDATED BALANCE SHEET
                             (Thousands of Dollars)
                                  June 30, 1998


                         ASSETS

Property, plant and equipment, at cost:                                  12,998
       Less:  accumulated depreciation                                   (5,247)
                                                                        -------
         Total property, plant and equipment                              7,751
                                                                        -------

Current assets:
       Cash and temporary cash investments                               27,505
       Accounts receivable                                                8,410
       Materials and supplies, at average cost                              960
       Prepaid expenses and other                                        13,030
                                                                        -------
         Total current assets                                            49,905
                                                                        -------

Deferred charges                                                             14
                                                                        -------

       Total assets                                                      57,670
                                                                        =======


                CAPITAL AND LIABILITIES

Common stock                                                             11,463
Retained earnings (deficit)                                              32,329
                                                                        -------
       Total capital                                                     43,792
                                                                        -------

Noncurrent liabilities                                                       64
                                                                        -------

Current liabilities:
       Accounts payable                                                   6,440
       Customers' deposits                                                   11
       Accrued taxes                                                       (888)
       Other                                                              6,473
                                                                        -------
         Total current liabilities                                       12,036
                                                                        -------

Deferred credits:
       Accumulated deferred income taxes                                    830
       Other                                                                948
                                                                        -------
         Total deferred credits                                           1,778
                                                                        -------

       Total capital & liabilities                                       57,670
                                                                        =======

                                                                    Exhibit 1-14

                         UTILITY ENGINEERING CORPORATION
                      UNAUDITED BALANCE SHEET - STAND ALONE
                             (Thousands of Dollars)
                                  June 30, 1998


                         ASSETS

Property, plant and equipment, at cost:                                  12,182
       Less:  accumulated depreciation                                   (4,908)
                                                                        -------
         Total property, plant and equipment                              7,274
                                                                        -------

Current assets:
       Cash and temporary cash investments                               28,316
       Accounts receivable                                                6,747
       Prepaid expenses and other                                        14,229
                                                                        -------
         Total current assets                                            49,292
                                                                        -------

Deferred charges                                                            624
                                                                        -------

       Total assets                                                      57,190
                                                                        =======


                CAPITAL AND LIABILITIES

Common stock                                                             11,463
Retained earnings (deficit)                                              32,329
                                                                        -------
       Total capital                                                     43,792
                                                                        -------

Noncurrent liabilities                                                       64
                                                                        -------

Current liabilities:
       Accounts payable                                                   5,841
       Customers' deposits                                                   11
       Accrued taxes                                                     (1,076)
       Other                                                              6,181
                                                                        -------
         Total current liabilities                                       10,957
                                                                        -------

Deferred credits:
       Accumulated deferred income taxes                                  1,429
       Other                                                                948
                                                                        -------
         Total deferred credits                                           2,377
                                                                        -------

       Total capital & liabilities                                       57,190
                                                                        =======

                                                                    Exhibit 1-15

                        UNIVERSAL UTILITY SERVICES
                             UNAUDITED BALANCE SHEET
                          (Thousands of Dollars)
                              June 30, 1998


                         ASSETS

Property, plant and equipment, at cost:                                     809
       Less:  accumulated depreciation                                     (337)
                                                                         ------
         Total property, plant and equipment                                472
                                                                         ------

Current assets:
       Cash and temporary cash investments                                  916
       Accounts receivable                                                2,106
       Materials and supplies, at average cost                              960
       Prepaid expenses and other                                          (132)
                                                                         ------
         Total current assets                                             3,850
                                                                         ------

Deferred charges                                                             (3)
                                                                         ------

       Total assets                                                       4,319
                                                                         ======


                CAPITAL AND LIABILITIES

Common stock                                                              2,174
Retained earnings (deficit)                                                 380
                                                                         ------
       Total capital                                                      2,554
                                                                         ------

Current liabilities:
       Notes payable and commercial paper                                   500
       Accounts payable                                                     873
       Accrued taxes                                                         73
       Other                                                                280
                                                                         ------
         Total current liabilities                                        1,726
                                                                         ------

Deferred credits:
       Accumulated deferred income taxes                                     39
                                                                         ------
         Total deferred credits                                              39
                                                                         ------

       Total capital & liabilities                                        4,319
                                                                         ======

                                                                    Exhibit 1-16

                                PLANERGY
                         UNAUDITED BALANCE SHEET
                          (Thousands of Dollars)
                              June 30, 1998


                         ASSETS

Property, plant and equipment, at cost:                                   2,570
       Less:  accumulated depreciation                                     (170)
                                                                        -------
         Total property, plant and equipment                              2,400
                                                                        -------

Investments, at cost:                                                       191
                                                                        -------

Current assets:
       Cash and temporary cash investments                                   21
       Accounts receivable                                                1,759
       Materials and supplies, at average cost                              151
       Prepaid expenses and other                                            56
                                                                        -------
         Total current assets                                             1,987
                                                                        -------

Deferred charges:
       Unamortized debt expense                                             159
       Other                                                             23,216
                                                                        -------
         Total deferred charges                                          23,375
                                                                        -------

       Total assets                                                      27,953
                                                                        =======


                CAPITAL AND LIABILITIES

Common stock                                                             14,000
Retained earnings (deficit)                                                (906)
                                                                        -------
       Total common equity                                               13,094
Long-term debt                                                            3,667
                                                                        -------
       Total capital                                                     16,761
                                                                        -------

Current liabilities:
       Long-term debt due within one year                                   435
       Accounts payable                                                   1,301
       Other                                                              1,281
                                                                        -------
         Total current liabilities                                        3,017
                                                                        -------

Deferred credits:
       Accumulated deferred income taxes                                  7,870
       Other                                                                305
                                                                        -------
         Total deferred credits                                           8,175
                                                                        -------

       Total capital & liabilities                                       27,953
                                                                        =======